genetic technologies

ASX ANNOUNCEMENT

November 21st, 2011

2011 Annual General Meeting

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release the attached slide show presentation which will be delivered by Chief Executive Officer, Dr. Paul MacLeman, at the Company's 2011 Annual General Meeting to be held at 10.00 am this morning in the "Treetops" Room at Melbourne Museum, 11 Nicholson Street, Carlton, Victoria, Australia.

FOR FURTHER INFORMATION PLEASE CONTACT

Thomas G. Howitt
Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)
Telephone: +61 3 8412 7000



Genetic Technologies Limited

Dr Paul MacLeman – CEO Address

Annual General Meeting

Monday, 21 November 2011

Forward looking statements

This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

Performance to 2011 Goals

Global business

- Successful launch of BREVAGen™ in US (&EU) ✔ (On plan)
- Partner with pharmaceutical companies for development of companion diagnostics ✔

Australian operations

- Move towards critical mass for Australian sales & operations ✔

Business development and M&A

- Seek out other late stage product opportunities to market in US & Europe through existing channels — On plan
- Look for win-win partnerships ✔

Licensing

- Continue to support licensing activities to fund growth ✔

400% Market Outperform Based Upon Results



GTG.AX
GENE
^AXJO
DOW
9 Nov, 2011
+1400%
+1200%
+1000%
+800%
+600%
+400%
+200%
0%
Maiden Profit & Fund Raising
EU Debt Crisis
CLIA
BREVAGen Launch
½ Year Profit
© Yahoo!
Jan-11
Mar-11
May-11
Jul-11
Sep-11
Nov-11
Volume
15.0
10.0
5.0
Millions

Year in Review Milestones

- Maiden profit and cash flow positive 2010/11
  - Fund raising prior to European debt crisis strengthened balance sheet
  - Decreased financing risk and ability to take advantage of M&A
- BREVAGen™ launch
  - US commercial team assembled, trained and deployed
- CLIA registration attained, certification pending
  - Additional quality and regulatory expertise added
- Record year for licensing revenues
  - $14m gross proceeds
- Continued streamlining and cost reduction in our Australian businesses

Compelling Market Opportunity

- The US market for existing breast cancer molecular diagnostics was approximately $690m p.a. 2007*
- Referenced by:
  - BRACAnalysis (Myriad) sales ~$320m p.a. in 7 years
  - OncotypeDx (Genomics Health) ~$250m p.a. in 5 years
  - Other players (Genzyme, Clarient, etc.) make up the balance
- BREVAGen™ primary US market is a patient population of 1,000,000 patients per annum (65% of 1,600,000 breast biopsy patients), others to follow



US$billions
3,000
2,500
2,000
1,500
1,000
500
0
2009
2011E
2013E
2015E
Miscellaneous
Leukemia
Myeloma
Lymphoma
Endocrine System
Brain and Other Nervous System
Eye and Orbit
Urinary System
Male Genital System
Female Genital System
Breast
Skin
Soft Tissue Including Heart
Bones and Joints
Respiratory System
Digestive System
Oral Cavity and Pharynx

* Ref: U.S. Markets for Breast Disease Detection and Diagnostic Technologies March 2006, Report #A404.

BREVAGen™ will make a difference to 1,000's of women



RISK STRATIFICATION BY GAIL SCORE (N=3,300)
41% (1365) LOW RISK
30% (979) HIGH RISK
29% (956) INTERMEDIATE RISK
GAIL INTERMEDIATES RECLASSIFIED BY BREVAGen™
52% (1716) LOW RISK
38% (1242) HIGH RISK
10% (342) INTERMEDIATE

Risk stratification by Gail model in large nested case-control study performed with 3,300 subjects from the WHI Clinical Trial. Women were stratified into low (< 1.5%), intermediate (1.5% to 2.0%), and high (> 2%) categories of 5-year risk.

In the clinical validation study, 614 of 956 (64%) subjects who were originally classified as Gail intermediate risk were reclassified as either high or low risk with BREVAGen. Results were assessed by restratification table analysis using the NRI metric. The NRI improved to 0.195 ($P \leq 0.05$).

1.6 million breast biopsies per year (USA)

→1 million patients indeterminate management based upon histopathology

Re-classifies ~64% of those at intermediate risk and thus enables preventive management

SERMs 69% effective at preventing ER+ BCa

BREVAGen™ Initial Launch Territories


New England
Northwest
Midwest
Ohio Valley
Central
Mid Atlantic
South Central
SE Central
Central
Mid Atlantic
Midwest
New England
Northwest
Ohio Valley
SE Central
South Central

Initial launch territories to be added to in Q1 2012, most importantly Florida and California

US Reimbursement Critical

- Process of working through set-up issues with insurers progressing, with recent ‘wins’
- Credentialing process with Preferred Plan Providers progressing: 10m insured lives signed up to date, others at sign-off stage, more in late stage negotiations
- Further clinical trials and economic data analysis in 2012 will lay the groundwork for negotiations with insurers

M&A Opportunities

- Approximately 20 projects reviewed this year
- Detailed due diligence undertaken on two
- One project remains in mid to late stage review

- Project attributes sought are:
  - Near to or on market
  - Good fit to GTG's US sales channels (OBGYNs/oncologists)
  - High unmet medical need and large addressable market
  - Strong reimbursement characteristics
  - Strong intellectual property
  - Any established technology platform – genetics, histochemistry, proteomics, other

Licensing: $14m Generated 2010/11



'179 INTRON SEQUENCE ANALYSIS
$2m
Dx Equipment
$20m
Lab service providers
$18m
Dx Equipment
$30m
Lab service providers
'179 Intron Sequence Analysis
'762 Genomic Mapping
Licensed
Unlicensed
Agrigenetics
Trait selection
Lab service providers
IVD manufacturers
Sequencing equipment manufacturers
Non-coding patents
Genomic mapping equipment manufacturers
Pharma companies
Agrigenetics
GWAS
'762 GENOMIC MAPPING
$150m
Pharma, genomic mapping, equipment, research
$7m
Agrigenetics
$11m
Agrigenetics
$12m
Research equipment

- Licensing remains a unique, valuable asset and an ongoing source of non-dilutive funding
- Licensing team produced record results
- Patent life to 2022

Non-US Businesses

- Sales met budget despite re-structuring
  - Non-core businesses divested
- Medical continues to be the largest growth opportunity
- Paternity sales continue to be steady, focus on maximizing margin
- Efforts to gain further forensics contracts continue

- ImmunAid and RareCellect programs to be advanced in 2012



41
15
1
43
1,865 Medical
695 Animals
55 Other
1,980 Profiling

2011/12 Goals and Milestones

1. Achieve BREVAGen™ sales targets
   - BREVAGen™ clinical trials and expanded label claim
   - Expand in major new geographies (California & Florida)
   - Expansion of reimbursement agreements and ‘insured lives’ covered
2. Maximize licensing opportunities
3. Use strong balance sheet to acquire assets that build cancer management portfolio
   - Near term revenue opportunities
   - Focus on GTG customer relationships

Summary

- Strong Company performance for 2010/11 period under review

- CLIA registration attained
- BREVAGen launched, sales commenced
- Record licensing year
- Lean, profitable Australia operations
- M&A strategy to drive global growth


GROSS OPERATING
AND OTHER
REVENUES
+111%
MAIDEN
NET PROFIT
$0.90
million
TOTAL CASH
RESERVES
+54%

Thank You

Dr Paul D R MacLeman
CEO Genetic Technologies Ltd
Phone +61 3 8412 7000
Email info@gtglabs.com

